SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ______________________

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: March 7, 2003

                                   DISCO S.A.
                              ______________________

               (Exact name of registrant as specified in charter)

                                   DISCO S.A.
                             ______________________

                 (Translation of registrant's name into English)

                                    Argentina
                                    ---------
                         (Jurisdiction of organization)

            Larrea 847, First Floor, 1117 Capital Federal, Argentina
            ---------------------------------------------------------
                    (Address of principal executive offices)

         Registrant's telephone number, international: +54-11-4694-8017

                                    001-14292
                                    ---------
                            (Commission File Number)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                       ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                 ---                     ---
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On March 7, 2003, DISCO S.A. filed letters with (i) the Comision Nacional de Valores (the Argentine securities regulatory authority) and (ii) the Bolsa de Comercio de Buenos Aires (the Buenos Aires Stock Exchange). Attached hereto as Exhibits 1 and 2 are the unofficial English translations thereof.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   DISCO S.A.


Date: March 7, 2003                By:  /s/ Lucas Gerardus Baptiste de Jong
                                      -------------------------------------
                                      Name:  Lucas Gerardus Baptiste de Jong
                                      Title: Vice President and Acting
                                              President of Disco S.A.

                                LIST OF EXHIBITS


The following exhibits have been filed as part of this Form 6-K:


Exhibits     Description


1. Unofficial English translation of the letter dated March 7, 2003, to the Comision Nacional de Valores.

2. Unofficial English translation of the letter dated March 7, 2003, to the Bolsa de Comercio de Buenos Aires.

                                                                       Exhibit 1


                                                     Buenos Aires, March 7, 2003
Messrs.
COMISION NACIONAL
DE VALORES

                                            Re: DISCO S.A.
                                            Financial Statements for the fiscal
                                            year ending December 31, 2002
For your consideration:

For the reasons indicated below, Disco S.A. hereby requests from you an extraordinary extension of 30 days for the filing with you of the financial statements of the Company for the fiscal year ending December 31, 2002, which is due next Tuesday, March 11, 2003.

We kindly request that you give special consideration to this request taking into account that, having the new Board members assumed their offices after resignation of the former Board members on February 26, 2003 and in order to take all actions necessary for compliance with applicable law and to complete the audit of the financial statements, the information contained in the December 31, 2002 financials is being subject to review and analysis process by the new management and supervisory bodies of the Company and its auditors, which fact has generated unexpected delays that make it impossible in practice to file such financials on the due date.

Please be aware that an equivalent request is being filed with the Bolsa de Comercio de Buenos Aires.

Looking forward to a favourable response to this request, we remain.




/s/ Luc de Jong
---------------
Luc de Jong
Vice President
Acting as President of
DISCO S.A.

                                                                       Exhibit 2


                                                     Buenos Aires, March 7, 2003
Messrs.
BOLSA DE COMERCIO DE
BUENOS AIRES


                                            Re: DISCO S.A.
                                            Financial Statements for the fiscal
                                            year ending December 31, 2002
For your consideration:

For the reasons indicated below, Disco S.A. hereby requests from you an extraordinary extension of 30 days for the filing with you of the financial statements of the Company for the fiscal year ending December 31, 2002, which is due next Tuesday, March 11, 2003.

We kindly request that you give special consideration to this request taking into account that, having the new Board members assumed their offices after resignation of the former Board members on February 26, 2003 and in order to take all actions necessary for compliance with applicable law and to complete the audit of the financial statements, the information contained in the December 31, 2002 financials is being subject to review and analysis process by the new management and supervisory bodies of the Company and its auditors, which fact has generated unexpected delays that make it impossible in practice to file such financials on the due date.

Please be aware that an equivalent request is being filed with the Comision Nacional de Valores.

Looking forward to a favourable response to this request, we remain.


/s/ Luc de Jong
---------------
Luc de Jong
Vice President
Acting as President of
DISCO S.A.